American Home Food Products, Inc.

42 Forest Lane/Bronxville, New York 10708/Tel:(914) 441-3591 Fax:(914) 337-0846

June 15, 2007

Mr. Rufus Decker

Branch Chief

U. S. Securities and Exchange Commission

Washington, D. C. 20549-0404

Re:	American Home Food Products, Inc.
Annual Report on Form 10-KSB for the year ended May 31, 2006
Form 10-QSB for the periods ended August 31, 2006 and November 30, 2006
File No. 0-26112

Dear Mr. Decker:

This letter is in response to the comment we received from the Commission dated March 27, 2007. We have responded to each of the comments in the same numerical order to add clarification to AHFP’s response.

1.	Where the SEC’s comment requests additional disclosures, the revisions appear in our responses below and will be included in all future filings.

2.	We will revise our MDA disclosure to include improved disclosure over our cash flow discussions as follows:

Although our operating cash flows fluctuate from being positive cash flows to negative cash flows from operations, we require additional financing from time to time to fund our debt carrying charges, costs associated with being a public company and efforts to seek and evaluate potential merger candidates. Our cash flows from our royalty revenue remain positive and largely offset the required monthly payments on the debt carrying charges, costs of being a public company and our monthly costs of seeking and evaluating potential merger candidates. More than half of our general and administrative costs recorded are salaries and benefits to the sole officer of the Company, hence the draw of such salaries would depend on cash flow after the other aforementioned costs.

We have no cash requirements or cash benefits from investing activities.

Occasionally we obtain additional funds from financing activities by the sale of common stock and or increase in our debt financings.

3.

We can either revise our disclosure on our past May 31, 2006 Form 10-KSB filing, or in future filings use the proposed language to explain to readers how we intend to increase royalty revenue as follows:

In conjunction with our licensee (a direct recipient of increased sales): we have endeavored to increase revenues by obtaining a subscription to a construction product specifier’s database to pursue leads of existing construction projects where our line of products have been specified or could otherwise be used; we have also made proposals to wholesalers of hardware products to cross-promote our respective product lines; and we consult with our licensee on the types of customers to pursue directly.

4.

On future filings we will disclose the components of the intangibles with the costs allocated based on managements estimates to be approximately 80% allocated to trademarks, 10% to proprietary technology and 10% allocated to customer lists. The amortization rate of each category will remain based on a 15-year life.

5.	In order to minimize confusion by referring to our prior responses on the same subject matter of the intangible impairment evaluation, we will restate our answers from prior comment letters.

In order to address the impairment evaluation of intangibles we need to recap the events detailed elsewhere in the May 31, 2006 Form 10-KSB and in previously filed reports on Forms 10-KSB and Form 10-QSB.

The intangible recorded on the books of the Registrant is a result of two separate acquisitions assets;

a)

In August, 1999, the Company acquired the Allied Composition / POR-ROK business unit of The Sherwin Williams Company, which resulted in $572,119 of intangible assets being recorded and amortized pursuant to APB 16 and 17.

b)	In August, 2000, the Company acquired certain assets from The Sta-Dri Company, which resulted in $185,587 of an intangible asset being recorded and amortized pursuant to APB 16 and 17.
c)

APB 17, required all intangibles to be amortized. Goodwill is typically amortized over 20 to 40 years. The Company amortized the intangibles over 15 years (an indicator that such intangible asset does not have an indefinite life), since the underlying composition of the “goodwill” was actually comprised of several intangibles, such as acquired trademarks, acquired proprietary technology. The discussion of these intangibles were already made in the risk factors and business section (Part 1) of the May 31, 2006

Form 10-KSB. The goodwill (intangible) was not recharacterized under SFAS 142, which was effective for the Company’s year beginning after December 15, 2001. The SFAS was effective commencing June 1, 2002 for the Company.

The Company continued to operate with losses from operations through May 31, 2002 ($661,088) and May 31, 2003 ($1,213,719), a going concern opinion was issued for both years and the market capitalization of the Company remains at a very low number.

The Company has lost money from its operations, but it continued to: (i) generate consistent levels of revenue from its intangible assets, (ii) service major customers in its industry like Home Depot, (iii) receive unsolicited offers to acquire the brand names owned by the Company like Por-Rok, Dash Patch and Sta-Dri, and (iv) in January, 2003 it was able to enter into a licensing agreement for exclusive use of its trademarks and on terms favorable to the Company. The terms of the licensing agreement, and its effect going forward, are apparent in the Company’s most recently filed Form 10-QSB, whereby the Company has incurred a small loss from operations, even with a charge for amortization and with virtually all expenses being associated with general and administrative costs associated with restructuring or entering into forbearance agreements with the existing debt holders and evaluating potential merger and acquisition candidates and not direct costs associated with maintaining revenues from monthly royalty payments.

The reasons for the historical losses from operations (pre-August 31, 2003), were the high costs of its former manufacturing facility (central New Jersey had expensive real estate maintenance expenses), utilization of inefficient and expensive unionized labor, inefficient purchasing due to the lack of adequate working capital and having excess capacity.

The Company has received offers to purchase its customer list, product formula and trademarks in excess of $1,100,000 (the gross market value of the intangibles), since the gross profit margins on these brand names exceed 40% and these brand names were generating $2 million in revenues on an annualized basis. The gross margin of 40% for these products would only increase if they were acquired by a manufacturing company that is in the same business and would be able to eliminate duplicative fixed factory expenses, which has been the case with the new licensee of the Company’s intangible assets.

The subsequent licensing of the brand names on January 31, 2003 for a 15% to 25% royalty has only verified the viability of these product lines. The licensee has since increased the gross profit margins on the Company’s brand names to 50% or better, hence, allowing for both the Company and the licensee to enjoy the benefits of selling these profitable brand name products. The Registrant’s Form 10-QSB for the quarter ended August 31, 2003, represents, for the first time ever, only royalty revenues or a portion of the gross profit from these brand name products. In all previous quarters, all or a significant portion of the revenue was derived from manufacturing the brand names, which carries a much higher unit cost. Selling, general and administrative cost (SGA) for the quarter ended August 31, 2003, represents those professional fees associated with being an SEC reporting company, salaries of the officers and incidental telephone and office supply costs. The monthly royalty payments received by the Company since the inception of the licensing agreement, are as follows:

Month	Year	Amount	Year	Amount
February	2003	$ 19,993
March	2003	37,535	2006	$ 26,187
April	2003	36,049	2006	17,452
May	2003	16,981	2006	16,964
June	2003	23,226	2006	22,492
July	2003	30,743	2006	15,645
August	2003	21,843	2006	22,188
September	2003	23,955	2006	24,034
October	2003	15,644	2006	22,067
November			2006	24,724

Total		$ 225,969		$ 191,753

Avg monthly royalty		$ 25,107		$ 21,305

The average royalty collection per month for 2003 was $25,107, or $301,292 per annum, while the average collection for 2006 was $21,305 or an average of 5% less a year decrease. The cash flow derived from the trademarks, customer list and product formula (the intangibles) on an annualized basis would result in the recorded cost of the intangibles being recouped within two years, or if sold for the fair market value would result in a capital gain of approximately $500,000. The fair market value for the assets, if measured by the conventional valuation methodology of a multiple of the cash flow of 3 to 5 times cash flow, would be $900,000 to $1,500,000, which is the range that supports an offer to purchase the assets in late 2002 for $1,100,000 and for recently $500,000 with continued royalties at a reduced rate in 2006.

The declining average collection (5% per annum for the most recent 3 years ) on the royalties from the business line and the pending expiration of the trademark, we believe further supports the fifteen life chosen for such intangibles.

Although the losses from operations continue for the Company ($146,696) and ($237,925) and cash used by operations of ($103,827) and ($50,771) for the years ended May 31, 2006 and 2005, respectively, the abilities to sell business line for an amount in excess of the recorded value of the intangibles remains strong, as the current licensee has an open offer to purchase such trademarked business line from us.

The Registrant believes the intangibles have not been impaired and are correctly being amortized under SFAS 142 based on the above information.

We have provided (on a separate excel spreadsheet) a discounted cash flow analysis for the next ten years, commencing with the year ended May 31, 2006 as a basis of comparability of cash flow from the royalties, as support for the recorded intangibles. The assumptions are noted on the discounted cash flow analysis. The monthly average costs are based on managements estimates of management time and other out-of-pocket costs allocated for customer relations. All of the customer relations, product promotions, receivable collections, manufacturing, fulfillment, etc for products shipped derived from the royalty revenues are the responsibility of the licensee. As the licensor we from time to time contact the customers for maintaining relations, to discuss promotions, and follow on collections.

Predominately most of our general and administrative expenditures are overhead costs attributed to seeking and evaluating potential merger candidates, vendor debt restructurings attributed to our prior operations as a manufacturer, which we are no longer, and costs associated with being a public company. All of these overhead costs would exist with or without the royalty revenue stream, therefore we have not allocated such overhead costs to the revenue royalty. We have pursued merging or acquiring several companies over the last three years. As the strength of our Company has been weak, we have found the merger or acquisition prospects have been difficult and time consuming. We have filed a Form 8K on December 11, 2006, noting that such a merger or acquisition is possible and discussions are ongoing, largely to ensure the public is aware of our efforts and preliminary discussions with such merger or acquisition candidates.

The staff has asked separately that we explain in detail how most of our selling general and administrative costs of $370,000 for the year ended May 31, 2006 are unrelated to the royalty stream. We have elaborated in concept the above predominate expenditures incurred as pursuing potential merger or acquisition candidates, which has consumed the sole employee’s /officer’s time and efforts. The total officer’s salary and benefit costs amount to $211,000 or 57% of the G&A, which 90% can be directly allocated to pursuing the merger and acquisition candidates, 5% to time allocated to SEC filings and 5% to maintenance to the customers and licensee of the royalty stream. There is non-cash expense of $50,000 on the amortization recorded on the intangibles. We have hired part time personnel to assist us with administrative matters during the course of the year in the amount of $42,000. The outside professional fees and filing costs attributed to being a public company aggregated to $31,000. Travel costs of visiting the potential merger and acquisition candidates aggregated to $20,000. Finally, there remains approximately $16,000 various costs such as telephone for $7,000 and marketing $5,000.

We continue to maintain the value of the intangible has not been impaired. Please also refer to our prior responses noting offers to purchase the royalty revenue product line for amounts greater than the intangible value recorded, in addition to the seven year history of receiving monies directly related to the trademarked product being produced and sold by our licensee.

We welcome the opportunity to discuss our intangible impairment evaluation with the Staff of Commission and the branch chief.

If you should have any questions about this response, please contact me at 914-441-3591.

Best Regards,

Daniel W. Dowe

President

Discounted cash flow for the collection of the royalty revenues

	avg monthly collection	avg monthly cash expenses	net monthly cash flow	annualized	discounted cash flow @ 20%

Year ended May 31, 2006 - actual	18,626	1,500	17,126	205,512	205,512

Year ended May 31, 2007	17,695	1,575	16,120	193,436	175,850

Year ended May 31, 2008	16,810	1,654	15,156	181,875	137,784

Year ended May 31, 2009	15,969	1,736	14,233	170,796	107,826

Year ended May 31, 2010	15,171	1,823	13,348	160,173	84,266

Year ended May 31, 2011	14,412	1,914	12,498	149,976	65,751

Year ended May 31, 2012	13,692	2,010	11,682	140,180	51,214

Year ended May 31, 2013	13,007	2,111	10,897	130,759	39,810

Year ended May 31, 2014	12,357	2,216	10,141	121,688	30,873

Year ended May 31, 2015	11,739	2,327	9,412	112,944	23,880

Year ended May 31, 2016	11,152	2,443	8,709	104,505	18,413

Summary of May 31, 2007 to 2010	142,005	19,810	122,194	1,466,333	735,667

ASSUMPTIONS TO DISCOUNT ANALYSIS:
1. average monthly collections are assumed to decrease at 5% per month based on the historical 3 years of activity.

2. average monthly expenses are assumed to increase at 5% per month, consisting of telephone and salary allocation for the officers time devoted to the royalty revenues.

3. discount rate used 20%.

4. non-cash expenses are not being considered as part of the discounted cash flow analysis as such amortization of the intangibles are not a cash cost.